SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  SCHEDULE l3D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)

                                 CONDUCTUS, INC.
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                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
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                         (Title of Class of Securities)

                                    206784100
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                                 (CUSIP Number)
                                                     with    a  copy to:
Jonathan Gallen                                      Robert G. Minion, Esq.
450 Park Avenue                                      Lowenstein Sandler PC
28th Floor                                           65 Livingston Avenue
New York, New York  10022                            Roseland, New Jersey  07068
(212) 891-2132                                       (973) 597-2424
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                 (Name, Address and Telephone Number of Persons

                Authorized to Receive Notices and Communications)

                                 March 20, 2001
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.            206784100
________________________________________________________________________________
1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only):

                                 Jonathan Gallen
________________________________________________________________________________
2)  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)                                N/A
         (b)                                N/A
________________________________________________________________________________
3)  SEC Use Only
________________________________________________________________________________
4)  Source of Funds (See Instructions):  WC/PF
________________________________________________________________________________
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                 Not Applicable
________________________________________________________________________________
6)  Citizenship or Place of Organization:           United States
________________________________________________________________________________
    Number of                             7) Sole Voting Power:               *
                                          --------------------------------------
    Shares Beneficially                   8) Shared Voting Power:             *
                                          --------------------------------------
    Owned by

    Each Reporting                        9) Sole Dispositive Power:          *
                                          --------------------------------------
    Person With:                         10) Shared Dispositive Power:        *
                                         ---------------------------------------
________________________________________________________________________________
11) Aggregate Amount Beneficially Owned by Each Reporting Person:      774,300*
________________________________________________________________________________
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions):                               Not Applicable
________________________________________________________________________________
13) Percent of Class Represented by Amount in Row (11):    4.9%*
________________________________________________________________________________
14) Type of Reporting Person (See Instructions):       IA/IN
________________________________________________________________________________
* As of March 20, 2001, Pequod Investments, L.P. ("Pequod"), a New York limited partnership, was the holder of 468,500 shares of the common stock, par value $.0001 per share (the "Common Stock"), of Conductus, Inc. (the "Company"). As of March 20, 2001, Pequod International, Ltd. ("International"), a corporation organized under the laws of the Bahamas, was the holder of 200,800 shares of Common Stock. As of March 20, 2001, Jonathan Gallen's Individual Retirement Account (the "Gallen IRA") was the holder of 45,000 shares of Common Stock and Amy Gallen, Jonathan Gallen's wife, was the holder of 60,000 shares of Common Stock. Jonathan Gallen possesses sole power to vote and direct the disposition of all shares of Common Stock held by Pequod, International and the Gallen IRA, and shared power to vote and direct the disposition of all shares of Common Stock held by Amy Gallen. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Gallen was deemed to beneficially own 774,300 shares of Common Stock, or 4.9% of those issued and outstanding, as of March 20, 2001.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon information set forth in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2000, there were 15,788,625 shares of Common Stock outstanding as of October 31, 2000. As of March 20, 2001, Pequod was the holder of 468,500 shares of Common Stock, International was the holder of 200,800 shares of Common Stock, the Gallen IRA was the holder of 45,000 shares of Common Stock and Amy Gallen, Jonathan Gallen's wife, was the holder of 60,000 shares of Common Stock. Jonathan Gallen possesses sole power to vote and direct the disposition of all shares of Common Stock held by Pequod, International and the Gallen IRA, and shared power to vote and direct the disposition of all shares of Common Stock held by Amy Gallen. Therefore, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Gallen was deemed to beneficially own 774,300 shares of Common Stock, or 4.9% of those issued and outstanding, as of March 20, 2001. Accordingly, on March 20, 2001, Jonathan Gallen ceased to be the beneficial owner of more than five percent of the Common Stock then issued and outstanding.

          There have been no transactions in any securities of the Company on behalf of Amy Gallen or the Gallen IRA since the date of Amendment No. 2 to this
Schedule 13D. Jonathan Gallen exercises investment control over certain accounts owned by third parties (the "Accounts") in which transactions were made in the Common Stock since the date of Amendment No. 2 to this Schedule 13D. However, the Accounts held no shares of Common Stock as of March 20, 2001. The following table sets forth the transactions by Pequod, International and the Accounts in shares of Common Stock since the date of Amendment No. 2 to this Schedule 13D, each of which was effected in an ordinary broker's transaction.

                           I. Pequod Investments, L.P.

                                   (Purchases)

                                      NONE

                                     (Sales)

       Date                          Quantity                      Price
       ----                          --------                      -----
 March 19, 2001                       50,000                       $4.00
 March 20, 2001                       21,500                       $4.04


                         II. Pequod International, Ltd.

                                   (Purchases)

                                      NONE

                                     (Sales)

       Date                        Quantity                        Price
       ----                        --------                        -----
 March 20, 2001                     9,200                          $4.04


                                III. The Accounts

                                   (Purchases)

                                      NONE

                                     (Sales)

       Date                        Quantity                        Price
       ----                        --------                        -----
 March 13, 2001                     6,000                          $4.91



                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            As of March 20, 2001


                                             /s/ Jonathan Gallen

                                            Jonathan Gallen, individually and in
                                            his  capacity   as   the  investment
                                            advisor   for   Pequod  Investments,
                                            L.P., Pequod International, Ltd. and
                                            the Accounts.


      Attention: Intentional misstatements or omissions of fact constitute
               Federal criminal violations (See 18 U.S.C. 1001).